EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

($ in millions)

	Year Ended November

	2001	2000	1999	1998	1997

Net earnings	$2,310	$3,067	$2,708	$2,428	$2,746

Add:

Provision for taxes	1,386	1,953	(716)	493	268

Portion of rents representative of an interest factor	111	80	51	35	29

Interest expense on all indebtedness	15,327	16,410	12,018	13,958	12,986

Earnings, as adjusted	$19,134	$21,510	$14,061	$16,914	$16,029

Fixed charges:

Portion of rents representative of an interest factor	$111	$80	$51	$35	$29

Interest expense on all indebtedness	15,327	16,410	12,018	13,958	12,986

Fixed charges	$15,438	$16,490	$12,069	$13,993	$13,015

Ratio of earnings to fixed charges	1.24 x	1.30 x	1.16 x	1.21 x	1.23 x